                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ----------------------

                      AMERICAN BODY ARMOR & EQUIPMENT, INC.
             (Exact name of registrant as specified in its charter)

         Florida                         3842                    59-2044869
(State or other jurisdiction  (Primary Standard Industrial    (I.R.S.Employer
     of Incorporation)         Classification Code Number)   Identification No.)

                             ----------------------

                              191 Nassau Place Road
                              Yulee, Florida 32097
                                 (904) 261-4035
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ----------------------

                                Warren B. Kanders
                       Chairman of the Board of Directors
                      American Body Armor & Equipment, Inc.
                              191 Nassau Place Road
                              Yulee, Florida 32097
                                 (904) 261-4035
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             ----------------------

                                 with copies to:
                            Robert L. Lawrence, Esq.
                               Kane Kessler, P.C.
                           1350 Avenue of the Americas
                            New York, New York 10019
                                 (212) 541-6222

                             ----------------------

     Approximate date of commencement of proposed sale to public: As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box. |_|.......................................................................

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following
box.|X|........................................................................

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check, the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  |_|....................................................

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

================================================================================================================================
     Title of Each                                         Proposed                  Proposed
       Class of                                             Maximum                   Maximum                 Amount of
      Securities                  Amount                Offering Price               Aggregate               Registration
   to be Registered          to be Registered            Per Share(1)            Offering Price(1)               Fee
- --------------------------------------------------------------------------------------------------------------------------------
     Common Stock,
    $.03 par value               4,510,217                   $6.97                  $31,436,212               $10,840.07
================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low sale prices for the Common Stock on the American Stock Exchange on July 17, 1996, as reported by The Wall Street Journal.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Prospectus

                        4,510,217 Shares of Common Stock,
                            Par Value $.03 Per Share

                      AMERICAN BODY ARMOR & EQUIPMENT, INC.

     This prospectus (the "Prospectus") relates to the offer and sale of a total of 4,510,217 shares (the "Shares") of the common stock, par value $.03 per share (the "Common Stock"), of American Body Armor & Equipment, Inc., a Florida corporation (the "Company"), of which: (i) 2,300,000 shares are issuable upon conversion of the Company's 5% Convertible Subordinated Notes due April 30, 2001 (the "Notes"); (ii) 1,980,217 shares are owned by Kanders Florida Holdings, Inc. ("KFH"); and (iii) an aggregate of 280,000 shares are owned by certain other shareholders. The shares owned by KFH are deemed to be beneficially owned by Warren B. Kanders, because Mr. Kanders is the sole director and sole shareholder of KFH.

     Each Note entitles the registered holder thereof to convert the unpaid principal balance of the Note into shares of Common Stock at a conversion price of $5.00 per share at any time prior to April 30, 2001. The conversion price is subject to adjustment under certain circumstances. The Company may redeem the Notes at par at any time two years after issuance, or at any time after their issuance if the closing price of the Common Stock is equal to or exceeds $7.50 per share for 10 consecutive trading days and the shares of Common Stock underlying the Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"). In the event the Company elects to redeem the Notes, the holders of the Notes will have the option to convert the Notes into shares of the Company's Common Stock at a conversion price of $5.00 per share prior to such redemption, subject to adjustment as set forth in that certain Convertible Subordinated Note Purchase Agreement dated April 30, 1996, by and among the Company and each Note holder (the "Convertible Subordinated Note Purchase Agreement").

     The Shares may be offered or sold by the holders of the Notes and the other parties listed as selling shareholders under the caption "Selling Shareholders" appearing hereinafter (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of the Shares. See "Selling Shareholders."

     The Selling Shareholders may be deemed to be "underwriters" as that term is defined in the Securities Act. The Selling Shareholders may offer their respective Shares for sale from time to time, and, if and when offers and/or sales are made, may be made through customary brokerage channels either through broker-dealers acting as principals who may then resell the shares on the American Stock Exchange or on such other market as the shares of the Company's Common Stock may then be trading, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to any particular broker-dealer may be in excess of customary commissions); sales may be at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, or by a combination of such methods. The period of distribution of the Shares may occur over an extended period of time. The Company has no interest in, and will receive no proceeds from, any sales of the Shares. The Company will not pay or assume brokerage commissions or discounts incurred in the sale of any of the Shares. See "Selling Shareholders."

     The Common Stock is traded on the American Stock Exchange under the symbol "ABE". On July __, 1996, the closing price of the Common Stock on the American Stock Exchange was $_____.

     This offering involves a high degree of risk. For a discussion of certain factors to be considered in evaluating an investment in the Shares, see "Risk Factors", which begins on Page 4.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is July __, 1996.

                              AVAILABLE INFORMATION

     This Prospectus is part of a Registration Statement on Form S-3, which has been filed with the Securities and Exchange Commission (the "SEC"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information pertaining to the securities offered hereby and to the Company, reference is made to the Registration Statement, including the exhibits filed as a part thereof and the documents incorporated by reference therein. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial statements and other matters. Such periodic reports, proxy statements and other information filed with the SEC are available for inspection and copying at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such periodic reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at the SEC's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, 1376 Peachtree Street, N.E., Suite 788, Atlanta, Georgia 30367 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.

     The Company's Common Stock is traded on the American Stock Exchange. Periodic reports, proxy statements and other information filed with the SEC can also be inspected at the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates into this Prospectus by reference the following documents and the exhibits thereto previously filed with the SEC pursuant to the Exchange Act:

     1. Annual Report on Form 10-KSB (as amended on Form 10-KSB/A-1 on April 29, 1996) for the fiscal year ended December 31, 1995;

     2.   Current Report on Form 8-K dated February 1, 1996;

     3.   Current Report on Form 8-K dated May 14, 1996;

     4. Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 1996;

     5. Registration Statement on Form 8-A, filed on March 13, 1996, pursuant to which the Company's Common Stock was registered under the Exchange Act; and

     6. Definitive Proxy Statement dated July 1, 1996, relating to the Annual Meeting of Shareholders held on July 16, 1996.

     In addition, all reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such reports and documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified, or superseded, to constitute a part of this Prospectus.


     The Company will provide, without charge, to each person who receives a Prospectus, upon the written request of such person, a copy of any of the aforementioned documents, and all exhibits and amendments thereto, including the financial statements and schedules, as filed with the SEC. Written requests for such copies should be directed to the Company's Corporate Secretary at c/o American Body Armor & Equipment, Inc., 191 Nassau Place Road, Yulee, Florida 32097, (904) 261-4035.

                                TABLE OF CONTENTS


AVAILABLE INFORMATION...................................................... iii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................iii

PROSPECTUS SUMMARY...........................................................1

RISK FACTORS.................................................................4

USE OF PROCEEDS.............................................................10

SELLING SHAREHOLDERS........................................................10

NIK ACQUISITION.............................................................15

UNAUDITED PRO FORMA FINANCIAL STATEMENTS....................................16

BUSINESS....................................................................21

PROPERTIES..................................................................33

PLAN OF DISTRIBUTION........................................................33

LEGAL MATTERS...............................................................34

EXPERTS.....................................................................34

ADDITIONAL INFORMATION......................................................34

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained in this Prospectus and is qualified in its entirety by the more detailed information, including the financial statements, appearing elsewhere in this Prospectus. The Company

     The Company's predecessor was incorporated in January 1969, under the laws of the State of New York under the name American Body Armor & Equipment, Inc. (the "New York Corporation"). The Company was incorporated in October 1980, under the laws of the State of Florida under the name of Armour of Fernandina Beach, Inc. as a separate but affiliated company to the New York Corporation, and commenced operating a manufacturing facility in Florida. In February 1983, the New York Corporation moved its operations to Florida, and effective January 1, 1984, the two companies were merged with the Company surviving and changing its name to its present form.

     Since its founding, the Company has been engaged in the development, manufacture and distribution of bullet and projectile resistant garments, including bullet resistant and sharp instrument penetration resistant vests, bullet resistant blankets, bomb disposal suits and helmets, bomb protection and disposal equipment and load bearing vests. In addition to these products, the Company develops, manufactures and distributes other ballistic protection and security equipment, including explosive ordnance device ("EOD") handling and detection equipment, EOD suppression and disposal equipment, helmets, face masks, shields, hard armor ballistic plates, customized armor for vehicles and other custom armored products. The Company's products are used by, among others, police and other law-enforcement and security personnel as well as the military. The Company's products are sold through a nationwide independent sales representative and distributor network primarily to international and domestic law enforcement agencies, the U.S. military, various federal government agencies, federal and state correctional facilities, highway patrols and sheriffs' departments.

     The Company manufactures two basic types of body armor: (i) concealable armor, which is generally intended to be worn beneath the user's clothing, and
(ii) tactical armor, which is worn externally and is designed to protect more coverage area and defeat higher level ballistic threats incorporating ballistic hard armor plates.

     The Company manufactures and distributes a wide range of products, including explosive ordnance disposal and handling equipment, bomb disposal suits, bomb protection blankets and letter bomb suppression pouches; knife resistant vests designed primarily for use by personnel in correctional facilities and other law enforcement employees who are exposed to threats from sharp instruments; and a variety of hard armor and ballistic shields, including tactical face masks and helmets, Comspec(Trademark) shields, barrier shields and blankets as well as upgrade armor plates. The Company manufactures a variety of specialty products, including non-ballistic load bearing vests, armored press vests, executive vests, raincoats and fireman turnout coats.

     In addition, the Company has the exclusive rights in the United States to distribute Gallet(Registered) helmets, and the non-exclusive rights to distribute Scanna letter bomb detectors. The Company also manufactures specialty armor applications for vehicles and aircraft, as well as armor for stationary protection.

     The Company's business strategy is twofold: (i) to increase its channels of distribution through internal growth and strategic acquisitions, and (ii) to increase channel utilization by expanding the number of products and services offered. The Company believes that internal growth and strategic acquisitions will enable the Company to leverage its existing infrastructure and operations to achieve improved operating margins. As part of its acquisition strategy, the Company purchased certain assets of the NIK Public Safety Product Line ("NIK") from Ivers-Lee Corporation. NIK is a producer and distributor of portable narcotics identification products. See "Risk Factors-Rapid Growth Through Acquisitions" and "NIK Acquisition."

     The Company maintains its executive offices at 191 Nassau Place Road, Yulee, Florida 32097. Its telephone number is (904) 261-4035.

                                  The Offering

     This Prospectus relates to the offer and sale of a total of 4,510,217 shares (the "Shares") of common stock, $.03 par value (the "Common Stock") of American Body Armor & Equipment, Inc. (the "Company"), of which: (i) 2,300,000 shares are issuable upon conversion of the Company's 5% Convertible Subordinated Notes due April 30, 2001 (the "Notes"); (ii) 1,980,217 shares are owned by KFH; and (iii) an aggregate of 280,000 shares are owned by certain other shareholders (collectively the "Selling Shareholders").

     Each Note entitles the registered holder thereof to convert the unpaid principal balance of the Note into shares of Common Stock at an exercise price of $5.00 per share at any time prior to April 30, 2001. The Note exercise price is subject to adjustment under certain circumstances, as more fully described therein. The Notes are subject to full or partial redemption by the Company on a pro rata basis on 15 days' prior written notice at any time prior to the maturity of the Notes and after April 30, 1998 or, at any time whether prior to or after April 30, 1998, if the closing price of the Common Stock on the American Stock Exchange for 10 consecutive trading days is in excess of $7.50 per share. In the event of a redemption the holders of the Notes shall be entitled to require the Company to convert the portion of the Note being redeemed into registered shares of the Company's Common Stock.

     The Shares offered may be offered or sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Shares. See "Selling Shareholders."

     There are, as of July 15, 1996, 7,189,647 shares of Common Stock outstanding (not including the 2,300,000 Shares issuable upon conversion of the Notes), and options to purchase an additional 1,221,000 shares. In addition, 41,100 shares of Common Stock are reserved for issuance upon conversion of the Company's 3% Convertible, $1.00 stated value Preferred Stock (the "Old Preferred Stock") by holders who have not yet submitted their shares of Old Preferred Stock for conversion. The Shares offered hereby constitute approximately 62.7% of all shares of the Company's outstanding Common Stock (without giving effect to the exercise of outstanding options and the conversion of the Old Preferred Stock). The sale of Shares by the Selling Shareholders, if and when made, may be made through customary brokerage channels either through broker-dealers acting as agents or brokers for the Selling Shareholders, or through broker-dealers acting as principals who may then resell the Shares on the American Stock Exchange or such other market as the Shares may then be trading on, or otherwise, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to any particular broker-dealer may be in excess of customary commissions); sales may be at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, or by a combination of such methods. The period of distribution of the Shares may occur over an extended period of time. The Company has no interest in, and will receive no proceeds from, any sales of the Shares. The Company will not pay or assume brokerage commissions or discounts incurred in the sale of any of the Shares. See "Selling Shareholders."

                                  RISK FACTORS

     The shares of Common Stock being offered hereby involve a high degree of risk and prospective investors should consider carefully, together with the other information contained in this Prospectus, the factors listed below.


Concentration of Business Activities; Reliance Upon Governmental Spending

     The Company's products are sold nationally and internationally, primarily to law enforcement agencies and military services. Sales to domestic law enforcement agencies, including government, security and intelligence agencies, police departments, federal and state correctional facilities, highway patrol and sheriffs' departments, comprise the largest portion of the Company's business. Accordingly, any substantial reduction in governmental spending or change in emphasis in defense and law enforcement programs would have a material adverse effect on the Company's business.

International Sales

     The Company's expansion plans and its current sales are subject to certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade restrictions, difficulties in staffing and managing foreign operations, political instability, insurrection and other political risks, fluctuations in currency exchange rates, limitations on technology imports, delays from custom brokers or government agencies and potentially adverse tax consequences any or all of which could adversely impact the success of the Company's planned international business expansion, as well as the current level of sales the Company presently enjoys. There can be no assurances that these or other factors will not have an adverse affect on the Company's business generally.

Products Liability

     The products manufactured by the Company are used in applications where the failure of such products could result in serious personal injury and death. The Company maintains product liability insurance in the amount of $15,000,000 per occurrence and $15,000,000 in the aggregate, excluding legal fees, which are borne by the insurance carriers, less a deductible of $25,000. There is no assurance that these amounts would be sufficient to cover the payment of any potential claim. In addition, there is no assurance that this or any other insurance coverage will continue to be available or, if available, that the Company will be able to obtain it at a reasonable cost. Any substantial uninsured loss would have to be paid out of the assets of the Company and may have a material adverse effect on the Company's financial condition and operations. In addition, the inability to obtain product liability coverage would prohibit the Company from bidding for orders for certain municipal customers since, at present, many municipal bids require such coverage, and any such inability would have a material adverse effect on the Company's financial condition and results of operations.

Competition/Technical Obsolescence


     The ballistic-resistant garment industry is highly competitive and the Company competes with a number of companies that are as established as the Company. In addition, the Company's competitors may develop and/or improve their products in which event the Company's products may be rendered obsolete or less marketable. Although the Company is not aware of any new materials or products that have recently been or will soon be introduced into the market which might render the Company's products obsolete and result in a loss of its market share, no assurances can be given that such materials and products will not be developed or introduced into the market in the future. In addition, as manufacturing technology changes, there can be no assurance that the Company will continue to be able to manufacture its products at competitive prices.

Patent Protection and Proprietary Information

     Several of the products manufactured and sold by the Company are subject to manufacturing processes for which the Company holds United States and foreign patents. The Company also relies on trade secrets, proprietary know-how and technological innovation to develop and maintain its competitive position. There can be no assurance that the patents will protect the Company from competing technology or that, insofar as it relies on trade secrets and unpatented technology, others will not independently develop similar technology or that secrecy will not be breached. See "Business-Patent Protection and Proprietary Information."

Prior Bankruptcy of the Company and Other Legal Matters

     In May 1992, the Company filed for relief under Chapter 11 of the United States Bankruptcy Code. The bankruptcy filing was the result of a general decline in the Company's operations, which included significant operating losses in 1989 and 1991, and the inability to collect a $1.5 million receivable related to the shipment of vests to a Middle East customer in April 1991. The Company emerged from bankruptcy protection effective September 20, 1993, upon confirmation by the United States Bankruptcy Court for the Middle District of Florida, Jacksonville Division (the "Bankruptcy Court") of the Company's Third Amended and Restated Plan of Reorganization (the "Plan of Reorganization"). Despite the Company's emergence from bankruptcy protection, there can be no assurance that the Company will not experience further operating losses or be susceptible to other negative economic factors which may threaten its solvency and its ability to continue as a going concern.

Rapid Growth Through Acquisitions

     The Company plans to grow largely through acquisition and is therefore actively evaluating investments in operating businesses. The Company intends to diversify through acquisition and expand its business operations through the consolidation of one or more companies in the same or similar businesses, including those that manufacture and/or supply products or services to law enforcement, military and certain sectors of the security services industry. On July 12, 1996, the Company acquired certain assets of the NIK Public Safety

Product Line ("NIK") from Ivers-Lee Corporation ("Ivers-Lee"). NIK is a producer and distributor of portable narcotics identification products. See "NIK Acquisition."

     While the Company intends to grow aggressively through acquisition, there can be no assurances that the Company will: (i) be able to identify and/or acquire other suitable acquisition candidates on acceptable terms; (ii) be successful in managing the combined operations of the entities acquired; or
(iii) be able to effectively and profitably integrate acquired operations into its business. Additionally, there can be no assurance that any future acquisitions will not have a material adverse effect on the Company's operating results, particularly during the period immediately following such acquisitions. See "Business."

Need For Additional Financing

     The Company believes that income from operations and the proceeds from the Notes will be sufficient to finance its business in the normal course. The Company may require additional financing to pursue its growth through acquisition program and if such financing is required, there are no assurances that financing will be available, or if available, that it can be obtained on terms favorable to the Company, or that such financing will not be dilutive to shareholders. See "Business."

5% Convertible Subordinated Notes

     On April 30, 1996, the Company completed a private placement of its 5% Convertible Subordinated Notes due April 30, 2001 (the "Notes") pursuant to which $11,500,000 aggregate principal amount of Notes were sold by the Company solely to accredited investors pursuant to a Convertible Subordinated Note Purchase Agreement dated as of April 30, 1996 (the "Convertible Subordinated Note Purchase Agreement"). The following description of the Note offering, the Convertible Subordinated Note Purchase Agreement and the Notes is not intended to be complete and is qualified in its entirety by the complete texts of the form of Convertible Subordinated Note Purchase Agreement and the form of Note.

     The Notes bear interest at 5% per annum, mature five years from the date of issuance, and are subordinated to all existing and future Senior Indebtedness of the Company, as defined and as more fully set forth in the Convertible Subordinated Note Purchase Agreement. In addition, the Notes may be convertible into shares of Common Stock of the Company at the option of the holder thereof at any time prior to the maturity date at a conversion price of $5.00 per share, subject to adjustment as set forth in the Convertible Subordinated Note Purchase Agreement.

     The Company may redeem the Notes at par at any time two years after issuance, or at any time after their issuance if the closing price of the Common Stock is equal to or exceeds $7.50 per share for 10 consecutive trading days and the shares of Common Stock underlying the Notes have been registered under the Securities Act. In the event the Company elects to redeem the Notes, the holders of the Notes will have the option to convert the Notes into shares of the Company's Common Stock at a conversion price of $5.00 per share prior to such redemption, subject to adjustment as set forth in the Convertible Subordinated Note Purchase Agreement.

     The Company presently expects that the Notes will be converted to Common Stock (dilutive to common stockholders). In the event that the Notes are not converted, the Company will require additional financing to repay the Notes upon their maturity on April 30, 2001. There can be no assurances that the Company will be able to obtain adequate replacement financing on terms acceptable to it or at all.

Control By Certain Shareholders

     KFH, a Selling Shareholder, owns in the aggregate 4,496,037 shares of the Company's Common Stock. Such shares are deemed to be beneficially owned by Warren B. Kanders because he is the sole shareholder and sole director of KFH. In addition, Mr. Kanders owns 29,141 shares individually. Mr. Kanders is the Chairman of the Board of Directors of the Company. Such shares collectively represent approximately 62.5% of the Company's outstanding shares of Common Stock. KFH has the practical ability to control the election of all of the members of the Company's Board of Directors and to otherwise exercise control over the business, policies and affairs of the Company. The Company's Amended and Restated Articles of Incorporation (the "Charter") do not provide for cumulative voting rights with respect to the election of directors. The board members appointed by KFH would have the ability to veto any proposed action, control any matter presented at a special meeting and resolve any conflict of interest.

Reliance Upon Key Personnel

     The Company is substantially dependent upon the personal efforts and abilities of Warren B. Kanders, Chairman of the Board of Directors, and Jonathan
M. Spiller, the President and Chief Executive Officer of the Company. Should either of these two members of the Company's senior management be unable or unwilling to continue in their present roles, or should such persons determine to enter into competition with the Company, the Company's business could be adversely affected. Because of the relatively small size of the Company, the loss of a senior executive may have a materially adverse effect upon the Company until a suitable replacement can be found. See "Business."

Potential Antitakeover Effect of Certain Charter Provisions

     The Company has 7,810,353 shares of authorized and unissued Common Stock which could be issued to a third party selected by current management or used as the basis for a shareholders' rights plan, which could have the effect of deterring a potential acquiror. The ability of the Company's Board of Directors to establish the terms and provisions of different series of preferred stock may discourage unsolicited takeover bids from third parties.

Shares Eligible for Future Sale

     Sales of substantial numbers of shares of Common Stock in the public market in the future could adversely affect the market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities. The 5,849,183 shares of Common Stock owned by officers and directors as a group may be sold from time to time subject to the restrictions contained in Rule 144 under the Securities Act or pursuant to a separate registration statement. Ordinarily, under Rule 144, a person having held restricted securities for a period of two years may, every three months, sell in ordinary brokerage transactions or in transactions directly with a market maker an amount equal to the greater of one percent of the Company's then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale.

     As part of the Company's acquisition strategy, the Company anticipates issuing and registering under the Securities Act shares of its Common Stock. Since the Company's acquisition strategy contemplates the issuance of shares of Common Stock, the number of outstanding shares of Common Stock that are likely to be eligible for sale in the future is likely to increase substantially. The Company issued to Ivers-Lee $2,400,000 worth of Common Stock to pay for the NIK assets. The number of shares of Common Stock issued in connection therewith totalled 310,931.

     In addition, as of July 15, 1996, 1,221,000 shares of Common Stock were reserved for issuance upon the exercise of all outstanding stock options. Of this amount, 818,500 shares were reserved for issuance upon the exercise of options granted pursuant to the Company's 1994 Incentive Stock Plan (the "1994 Incentive Plan"). The shares issuable upon exercise of these options have been registered under the Securities Act. In addition, 402,500 shares of Common Stock were reserved for issuance upon the exercise of non-qualified stock options issued to Richmont Capital Partners I, L.P., the beneficial holder of 9.7% of the Company's Common Stock ("Richmont"), and certain employees of the Company, including Jonathan M. Spiller, the President and Chief Executive Officer of the Company. In addition, 41,100 shares of Common Stock are reserved for issuance upon conversion of the Company's 3% Convertible, $1.00 stated value Preferred Stock (the "Old Preferred Stock") by holders who have not yet submitted their shares of Old Preferred Stock for conversion. See "Plan of Distribution."

Exercise of Outstanding Options May Have Dilutive Effect on Market

     There are presently outstanding options to purchase up to 300,000 shares of the Company's Common Stock, at a price of $7.50 per share, subject to adjustment, for a term of up to 10 years, which are held by Richmont (the "Richmont Options"). The Richmont Options provide an opportunity for Richmont to profit from a rise in the market price of the Common Stock, with resulting dilution in the ownership interest in the Company held by the then present shareholders. Richmont would most likely exercise them and purchase the underlying Common Stock at a time when the Company may be able to obtain capital by a new offering of securities on terms more favorable than those provided by the Richmont Options, in which event the terms on which the Company may be able to obtain additional capital would be adversely affected. At the present time, neither the Richmont Options nor the shares underlying the Richmont Options are registered under the Securities Act, but the Company reserves the right to register such shares at any time.

     The Richmont Options and the underlying shares, whether vested or unvested, are callable by the Company in the event that the closing price per share of the Company's Common Stock is equal to or greater than $10 for a period of 10 consecutive trading days after December 31, 1997, upon written notice to Richmont given within 30 days of the conclusion of such ten consecutive trading days during which the closing price per share of the Company's Common Stock was equal to or greater than $10. In such event, the Company may require Richmont to exercise the Richmont Options in whole with respect to all such shares within 10 days of such notice to Richmont. In the event that Richmont does not exercise the Richmont Options, the Richmont Options will lapse and be of no further force or effect.

Dividends

     The Company has paid no cash dividends on its Common Stock in the last three fiscal years and for the foreseeable future intends to retain any earnings to finance the development and expansion of its business. The declaration of dividends in the future will be at the election of the Board of Directors, and will depend upon the earnings, capital requirements and financial position of the Company, plans for expansion, general economic conditions and other pertinent factors. Accordingly, there is no assurance that any dividends will ever be paid on the Company's Common Stock.

                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares covered by this Prospectus. All proceeds will be received by the Selling Shareholders. See "Selling Shareholders."

                              SELLING SHAREHOLDERS

     An aggregate of up to 4,510,217 Shares of Common Stock may be offered by the Selling Shareholders. The Shares offered hereby constitute approximately 62.7% of all shares of the Company's outstanding Common Stock, without giving effect to the possible exercise of outstanding options, except as noted. The following table sets forth certain information with respect to persons for whom the Company is registering for resale to the public shares of the Company's Common Stock. The table reflects such persons' beneficial ownership of the Common Stock as of July 17, 1996, without giving effect to the sales of any shares under the other registration statements. The Company will not receive any proceeds from the sale of the Shares. There are no material relationships between any of the Selling Shareholders and the Company or any of its predecessors or affiliates, nor have any such material relationships existed within the past three years, except as noted.

=================================================================================================
                              Beneficial Ownership as of      Maximum        Beneficial Ownership
                                     July 17, 1996          to be Sold        After Offering if
Selling Shareholder                                           in this               Maximum
                                                              Offering            is Sold (11)
                                                               (# of
                                                              Shares)
                                  Amount         Percent                        Amount    Percent
                               (# of Shares)                                (# of Shares)
- -------------------------------------------------------------------------------------------------
Adrienne Partners, L.P.           10,000            *          10,000               0       --
- -------------------------------------------------------------------------------------------------
AmGuard Insurance Co., Inc.       50,000            *          50,000               0       --
- -------------------------------------------------------------------------------------------------
Banque Bruxelles Lambert          30,000            *          30,000               0       --
- -------------------------------------------------------------------------------------------------
Banque Wormser Freres             10,000            *          10,000               0       --
- -------------------------------------------------------------------------------------------------
Kurt Butenhoff                    29,000            *          29,000               0       --
- -------------------------------------------------------------------------------------------------
Davos Partners, L.P.              67,000            *          67,000               0       --
- -------------------------------------------------------------------------------------------------
Matthew J. Diserio                10,000            *          10,000               0       --
- -------------------------------------------------------------------------------------------------

=================================================================================================
                              Beneficial Ownership as of      Maximum        Beneficial Ownership
                                     July 17, 1996          to be Sold        After Offering if
Selling Shareholder                                           in this               Maximum
                                                              Offering            is Sold (11)
                                                               (# of
                                                              Shares)
                                  Amount         Percent                        Amount    Percent

                               (# of Shares)                                (# of Shares)
- -------------------------------------------------------------------------------------------------
Burtt R. Ehrlich(1)              172,300          2.4%        150,000          22,300        *
- -------------------------------------------------------------------------------------------------
David Ehrlich(2)                   5,000            *           5,000               0       --
- -------------------------------------------------------------------------------------------------
Julie Ehrlich(2)                   5,000            *           5,000               0       --
- -------------------------------------------------------------------------------------------------
Dasha Epstein                     15,000            *          15,000               0       --
- -------------------------------------------------------------------------------------------------
First Mutual Fund                100,000          1.4%        100,000               0       --
- -------------------------------------------------------------------------------------------------
Jonathan Foster                    5,000            *           5,000               0       --
- -------------------------------------------------------------------------------------------------
Lawrence Flinn, Jr               100,000          1.4%        100,000               0       --
- -------------------------------------------------------------------------------------------------
Gerbsman Family                    7,000            *           7,000               0       --
Revocable Trust
- -------------------------------------------------------------------------------------------------
Jay Goldberg                      50,000            *          50,000               0       --
- -------------------------------------------------------------------------------------------------
Gary Heldman                      30,000            *          30,000               0       --
- -------------------------------------------------------------------------------------------------
Jeffrey Laikind IRA                5,000            *           5,000               0       --
- -------------------------------------------------------------------------------------------------
Jortaircy, L.P.                   40,000            *          40,000               0       --
- -------------------------------------------------------------------------------------------------
Kalb Voorhis & Co.                70,000            *          70,000               0       --
- -------------------------------------------------------------------------------------------------
Alan Kanders(3)                    4,000            *           4,000               0       --
- -------------------------------------------------------------------------------------------------
Beatrice Kanders(4)                5,000            *           5,000               0       --
- -------------------------------------------------------------------------------------------------
Emily Kanders(4)                   5,000            *           5,000               0       --
- -------------------------------------------------------------------------------------------------
Jeanne Kanders Revocable          30,000            *          30,000               0       --
Inter Vivos Trust(5)
- -------------------------------------------------------------------------------------------------
Ralph F. Kanders Revocable        20,000            *          20,000               0       --
Inter Vivos Trust(5)
- -------------------------------------------------------------------------------------------------

==================================================================================================
                              Beneficial Ownership as of      Maximum        Beneficial Ownership
                                     July 17, 1996          to be Sold        After Offering if

Selling Shareholder                                           in this               Maximum
                                                              Offering            is Sold (11)
                                                               (# of
                                                              Shares)
                                  Amount         Percent                        Amount    Percent
                               (# of Shares)                                (# of Shares)
- --------------------------------------------------------------------------------------------------
Kanders Florida Holdings,         4,525,178       62.5%        1,980,217       2,544,961     26.8%
Inc.(3)(4)(5)(6)
- --------------------------------------------------------------------------------------------------
William Klingenstein                 20,000          *            20,000               0     --
- --------------------------------------------------------------------------------------------------
Meespierson N.V                     200,000        2.8%          200,000               0     --
- --------------------------------------------------------------------------------------------------
Mercury Bank                        100,000        1.4%          100,000               0     --
- --------------------------------------------------------------------------------------------------
MH Capital Partners                  20,000          *            20,000               0     --
- --------------------------------------------------------------------------------------------------
Charles Moore                       100,000        1.4%          100,000               0     --
- --------------------------------------------------------------------------------------------------
NorGuard Insurance Co., Inc.         50,000          *            50,000               0     --
- --------------------------------------------------------------------------------------------------
Nelson Obus/Wynnefield               50,000          *            50,000               0     --
Partners Small Cap Value L.P.
- --------------------------------------------------------------------------------------------------
Parsenn Partners Limited             23,000          *            23,000               0     --
- --------------------------------------------------------------------------------------------------
Prism Partners I                    100,000        1.4%          100,000               0     --
- --------------------------------------------------------------------------------------------------
Stanley Rumbough                     20,000          *            20,000               0     --
- --------------------------------------------------------------------------------------------------
Rauch Investments                    70,000          *            70,000               0     --
- --------------------------------------------------------------------------------------------------
Richmont Capital Partners           700,000        9.7%          600,000         100,000      1.0%
I, L.P.(7)
- --------------------------------------------------------------------------------------------------
Cornelius Ryan                       10,000          *            10,000               0     --
- --------------------------------------------------------------------------------------------------
Stuart Shikiar                       20,000          *            20,000               0     --
- --------------------------------------------------------------------------------------------------
Anastassia Sokolow(8)                 5,000          *             5,000               0     --
- --------------------------------------------------------------------------------------------------
Dimitri Sokolow(8)                    5,000          *             5,000               0     --
- --------------------------------------------------------------------------------------------------
Lydia Sokolow(8)                      5,000          *             5,000               0     --
- --------------------------------------------------------------------------------------------------

==================================================================================================
                              Beneficial Ownership as of      Maximum        Beneficial Ownership
                                     July 17, 1996          to be Sold        After Offering if
Selling Shareholder                                           in this               Maximum
                                                              Offering            is Sold (11)
                                                               (# of
                                                              Shares)
                                  Amount         Percent                        Amount    Percent
                               (# of Shares)                                (# of Shares)
- --------------------------------------------------------------------------------------------------
Kanders Florida Holdings,         4,525,178       62.5%        1,980,217       2,544,961    26.8%

- --------------------------------------------------------------------------------------------------
Marie Sokolow(8)                      5,000          *             5,000               0     --
- --------------------------------------------------------------------------------------------------
S.T. Investors Fund,                100,000        1.4%          100,000               0     --
LLC(9)
- --------------------------------------------------------------------------------------------------
Richard Sonking                      10,000          *            10,000               0     --
- --------------------------------------------------------------------------------------------------
Spirit Fund, Ltd.                    25,000          *            25,000               0     --
- --------------------------------------------------------------------------------------------------
Thomas W. Strauss(10)                40,000          *            40,000               0     --
- --------------------------------------------------------------------------------------------------
Trinity Fund, Ltd.                  100,000        1.4%          100,000               0     --
==================================================================================================

     *    Less than 1%.

     (1) Burtt R. Ehrlich is a director of the Company. Of the 172,300 shares listed, 20,600 are held in trust for the benefit of his children, of which Mr. Ehrlich's spouse is trustee, and 400 shares are owned by Mr. Ehrlich's spouse's individual retirement account, of which Mr. Ehrlich disclaims beneficial ownership. Also includes the 50,000 shares which are deemed to be beneficially owned by Mr. Ehrlich upon conversion of the Notes. Excludes 75,000 stock options granted to Mr. Ehrlich under the terms of the 1996 Non-Employee Directors Stock Option Plan (the "1996 Directors Plan"). Such options were granted to Mr. Ehrlich upon his initial election to the Board of Directors on January 18, 1996, at an exercise price of $3.75 per share, the closing trading price of the Company's Common Stock on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), on January 18, 1996. Such options vest in three equal annual installments on January 18, 1997, 1998 and 1999. Of the 172,300 shares listed, 100,000 shares are subject to a three year lock-up agreement by and among Mr. Ehrlich and KFH (the "Ehrlich Lock-Up"). Pursuant to the Ehrlich Lock-Up, Mr. Ehrlich agreed that he will not, directly or indirectly, without the prior written consent of KFH, offer to sell, sell, grant any options for the sale of, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of any shares of Common Stock of the Company or securities convertible into, exercisable or exchangeable for or evidencing any right to purchase or subscribe for any shares of Common Stock of the Company or dispose of any beneficial interest therein for a period of three years from January 18, 1996, except as provided in such agreement.

     (2) David Ehrlich and Julie Ehrlich are the children of Burtt R. Ehrlich. Each of David Ehrlich, Julie Ehrlich and Burtt R. Ehrlich disclaims beneficial ownership of shares owned by the other.

     (3) Alan Kanders and Warren B. Kanders are brothers. Each disclaims beneficial ownership in shares owned by the other and Alan Kanders disclaims beneficial ownership of the shares owned by Beatrice Kanders, Emily Kanders, the Jeanne Kanders Revocable Inter Vivos Trust and the Ralph F. Kanders Revocable Inter Vivos Trust.

     (4) Beatrice Kanders and Emily Kanders are sisters of Warren B. Kanders. Each disclaims beneficial ownership in shares owned by the other and Beatrice Kanders and Emily Kanders each disclaim beneficial ownership of the shares owned by Alan Kanders, the Jeanne Kanders Revocable Inter Vivos Trust and the Ralph F. Kanders Revocable Inter Vivos Trust.

     (5) Jeanne Kanders and Ralph F. Kanders are the parents of Warren B. Kanders, and they disclaim beneficial ownership in shares owned by Warren B. Kanders. Warren B. Kanders disclaims beneficial ownership of the shares owned by the Jeanne Kanders Revocable Inter Vivos Trust and the Ralph F. Kanders Inter Vivos Trust.

     (6) Warren B. Kanders, the sole shareholder and sole director of Kanders Florida Holdings, Inc. ("KFH"), is the Chairman of the Board of Directors of the Company. The shares listed are deemed to be beneficially owned by Mr. Kanders because he is the sole shareholder and sole director of KFH. The shares listed include 29,141 shares owned by Mr. Kanders individually.

     (7) Richmont Capital Partners I, L.P. ("Richmont") is represented on the Board of Directors of the Company by Richard C. Bartlett. Mr. Bartlett is the Chairman of the Board of Directors of The Richmont Group, the general partner of Richmont. Represents the number of shares deemed to be beneficially owned by Richmont upon conversion of $3,000,000 principal amount of convertible subordinated notes into Common Stock at a conversion rate of $5.00 per share. Also includes 100,000 stock options granted to Richmont which are fully vested but unexercised pursuant to that certain option granted by the Company to Richmont dated May 15, 1996 (the "Richmont Option"), entitling Richmont to purchase up to 300,000 shares of Common Stock. Of the 300,000 options granted, 100,000 are fully vested but unexercised, and 100,000 become fully vested on each of May 15, 1997 and May 15, 1998. The Richmont Option expires after 5:00 P.M., Eastern Time, on May 15, 2006.


     (8) Anastassia Sokolow, Dimitri Sokolow, Lydia Sokolow and Marie Sokolow are the children of Nicholas Sokolow, a director of the Company. Mr. Sokolow and each of his children disclaim beneficial ownership in shares owned by the other.

     (9) Nicholas Sokolow, a director of the Company, is also a member of S.T. Investors Fund, LLC ("STI"). The shares listed exclude 75,000 stock options granted to Mr. Sokolow under the terms of the 1996 Directors Plan. Such options were granted to Mr. Sokolow upon his initial election to the Board of Directors on January 18, 1996, at an exercise price of $3.75 per share, the closing trading price of the Company's Common Stock on NASDAQ on January 18, 1996. Such options vest in three equal annual installments on January 1, 1997, 1998 and 1999. The shares listed are subject to a three year lock-up agreement, by and among STI and KFH (the "STI Lock-Up"). Pursuant to the STI Lock-Up, STI agreed that it will not, directly or indirectly, without the prior written consent of KFH, offer to sell, grant any options for the sale of, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of any shares of Common Stock of the Company or securities convertible into, exercisable or exchangeable for or evidencing any right to purchase or subscribe for any shares of Common Stock of the Company or dispose of any beneficial interest therein for a period of three years from January 18, 1996, except as provided in such agreement.

     (10) Thomas W. Strauss is a director of the Company. The number of shares listed are deemed to be beneficially owned by Mr. Strauss upon conversion of the Notes. Excludes 75,000 stock options granted to Mr. Strauss under the terms of the 1996 Directors Plan. Such options were granted to Mr. Strauss upon his initial election to the Board of Directors on May 13, 1996, at an exercise price of $7.50 per share, the closing trading price of the Company's Common Stock on the American Stock Exchange on May 13, 1996. Such options vest in three equal annual installments on May 13, 1997, 1998 and 1999.

     (11) Information contained in the table assumes that all securities offered pursuant to this Prospectus will be sold.

                                 NIK ACQUISITION

     On May 13, 1996, the Board of Directors of the Company held a meeting at which the Board of Directors authorized the purchase by the Company of certain assets of NIK from Ivers- Lee (the "NIK Acquisition"). NIK is a producer and distributor of narcotics testing products. The Company and NIK Public Safety, Inc., a newly formed wholly-owned subsidiary of the Company (collectively, the "Purchaser"), acquired from Ivers-Lee and LFC No. 46 Corp., a wholly-owned subsidiary of Ivers-Lee (Ivers-Lee and LFC No. 46 Corp., collectively, the "Seller"), certain assets of the NIK Public Safety Product Line of Ivers-Lee pursuant to an asset purchase agreement (the "Asset Purchase Agreement"), dated as of July 2, 1996, pursuant to which: (i) the Purchaser agreed to purchase Inventory, Receivables, Intellectual Property, Contracts (each as defined in the Asset Purchase Agreement) and other tangible and intangible properties and related assets of NIK from the Seller (collectively, the "NIK Assets"); and (ii) in consideration therefor, the Purchaser agreed to issue to the Seller $2,400,000 worth of Common Stock of the Company, to be valued in accordance with the Asset Purchase Agreement (the "NIK Shares"), subject to adjustment (the "Purchase Price"). Such valuation amounted to 310,931 shares of Common Stock.

     The acquisition of the NIK Assets is being accounted for by the Company under the purchase method of accounting. Of the $2,400,000 Purchase Price, the Inventory purchased by the Company is valued at $500,000, Receivables are valued at $300,000, and the patents and trademarks are valued at $1,600,000.

     In connection with the execution of the Asset Purchase Agreement, the Purchaser agreed to register the NIK Shares for sale under the Securities Act. On the closing date, the Purchaser advanced to the Seller $1,200,000 (the "Advance"). Such Advance will not bear interest and must be repaid with the first $1,200,000 realized from the sales of the NIK Shares. In the event that the sum of the aggregate net proceeds from sales of the NIK Shares prior to December 31, 1996, less any amounts paid to the Company on account of the Advance, and the Advance are less than $2,400,000, the Company shall, on December 31, 1996, pay to the Seller the difference between $2,400,000 and the sum of the aggregate net proceeds realized by Seller from the sale of the NIK Shares, less any amounts paid to the Company on account of the Advance, and the Advance. In the event that the sum of the aggregate net proceeds realized by the Seller from sales of the NIK Shares, less any amounts paid to the Company on account of the Advance, and the Advance at any time exceeds $2,400,000, then Seller shall pay to the Purchaser, an amount equal to the excess of such net proceeds, less any amounts paid to the Company on account of the Advance, and the Advance over $2,400,000. In order to secure the obligations of the Seller, the NIK Shares are pledged to the Purchaser. The foregoing description of the Asset Purchase Agreement and the transactions contemplated thereby is not intended to be complete and is qualified in its entirety by the complete text of the Asset Purchase Agreement.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma income statements for the three month period ended March 31, 1996 and for the year ended December 31, 1995 gives effect to the issuance of the Notes by the Company on April 30, 1996 as if the Note offering had occurred as of January 1, 1995. The following unaudited pro forma balance sheet as of March 31, 1996 gives effect to the issuance of the Notes and the acquisition of certain NIK Assets as if such transactions had occurred on March 31, 1996.

     These unaudited pro forma financial statements may not be indicative of the results that actually would have occurred if the transactions referred to above had been in effect on the dates indicated or the results that may be obtained in the future.

American Body Armor & Equipment, Inc.

Unaudited Pro Forma Income Statements
for the three months ended March 31, 1996

                                                           Issuance of
                                              Historical   Convertible
                                                  ABA          Debt(2)    Pro Forma
                                              -----------  -----------   -----------
NET SALES                                     $ 3,267,328                $ 3,267,328

COSTS AND EXPENSES

Cost of sales                                 $ 2,110,413                $ 2,110,413
Selling, general and administrative expenses  $   968,417  $    42,500   $ 1,010,917
Interest expense, net                         $    72,011  $   143,750
                                                          ($    70,811)  $   144,950
                                              -----------  -----------   -----------

INCOME BEFORE INCOME TAXES                    $   116,487 ($   115,439)  $     1,048

INCOME TAXES(3)                               $    45,000 ($    44,595)  $       405
                                              -----------  -----------   -----------

NET INCOME                                    $    71,487 ($    70,844)  $       643
                                              ===========  ===========   ===========

EARNINGS PER COMMON SHARE AND
COMMON EQUIVALENT SHARES(4)                   $      0.01                $         0
                                              ===========                ===========

WEIGHTED AVERAGE COMMON
SHARES AND COMMON EQUIVALENT
SHARES(4)                                       7,575,936                  7,575,936


See Notes to Unaudited Pro Forma Financial Statements

American Body Armor & Equipment, Inc.

Unaudited Pro Forma Income Statements
for the year ended December 31, 1995

                                                            Issuance of
                                              Historical    Convertible
                                                  ABA         Debt(2)       Pro Forma
                                              ------------  ------------   ------------
NET SALES                                     $ 11,741,367                 $ 11,741,367

COSTS AND EXPENSES

Cost of sales                                 $  7,443,080                 $  7,443,080
Selling, general and administrative expenses  $  3,421,093   $   170,000   $  3,591,093
Interest expense, net                         $    280,891   $   575,000
                                                            ($   246,091)  $    609,800
                                              ------------  ------------   ------------

OPERATING INCOME                              $    596,303  ($   498,909)  $     97,394

NON-OPERATING INCOME                          $    227,500                 $    227,500
                                              ------------  ------------   ------------

INCOME BEFORE INCOME TAXES                    $    823,803  ($   498,909)  $    324,894

INCOME TAXES(3)                               $    303,650  ($   183,896)  $    119,754
                                              ------------  ------------   ------------

NET INCOME                                    $    520,153  ($   315,013)  $    205,140
                                              ============  ============   ============

EARNINGS PER COMMON SHARE AND
COMMON EQUIVALENT SHARES(4)                   $       0.08                 $       0.03

WEIGHTED AVERAGE COMMON
SHARES AND COMMON EQUIVALENT
SHARES(4)                                        6,369,672                    6,369,672


See Notes to Unaudited Pro Forma Financial Statements.

American Body Armor & Equipment, Inc.

Unaudited Pro Forma Balance Sheet
as of March 31, 1996

                                                                Acquisition                   Issuance of
                                                  Historical      of NIK                      Convertible
                                                     ABA         Assets(1)      Sub-Total       Debt (2)     Pro Forma
                                                  -----------   -----------    -----------    -----------   -----------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                         $    41,649   ($1,200,000)   ($1,158,351)   $ 8,950,000   $ 7,791,649
Accounts receivable                               $ 1,910,348   $   300,000    $ 2,210,348                  $ 2,210,348
Inventories                                       $ 1,198,565   $   500,000    $ 1,698,565                  $ 1,698,565
Prepaid expenses and other current assets         $   500,473   $   500,473                                 $   500,473
                                                  -----------   -----------    -----------    -----------   -----------
         Total current assets                     $ 3,651,035   $   400,000    $ 3,251,035    $ 8,950,000   $12,201,035

PROPERTY AND EQUIPMENT, net                       $   457,582                  $   457,582                  $   457,582

REORGANIZATION VALUE IN
EXCESS OF AMOUNTS
ALLOCABLE TO IDENTIFIABLE
ASSETS, net                                       $ 3,541,574                  $ 3,541,574                  $ 3,541,574

PATENTS, TRADEMARKS and
OTHER INTANGIBLES                                               $ 1,855,000    $ 1,855,000                  $ 1,855,000

OTHER ASSETS                                      $    72,770                  $    72,770    $   850,000   $   922,770
                                                  -----------   -----------    -----------    -----------   -----------

TOTAL ASSETS                                      $ 7,722,961   $ 1,455,000    $ 9,177,961    $ 9,800,000   $18,977,961
                                                  ===========   ===========    ===========    ===========   ===========


See Notes to Unaudited Pro Forma Financial Statements

American Body Armor & Equipment, Inc.

as of March 31, 1996

                                                                Acquisition                   Issuance of
                                                  Historical      of NIK                      Convertible
                                                     ABA         Assets(1)      Sub-Total       Debt (2)     Pro Forma
                                                  -----------   -----------    -----------    -----------   -----------
LIABILITIES AND
STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Liability for acquisition of NIK Assets                         $ 1,455,000    $ 1,455,000                  $ 1,455,000

Short term borrowings and current
portion of long-term debt                         $ 1,733,287                  $ 1,733,287    ($1,700,000)  $    33,287
Accounts payable, accrued expenses and
other current liabilities                         $   967,999                  $   967,999                  $   967,999
                                                  -----------   -----------    -----------    -----------   -----------
         Total current liabilities                $ 2,701,286   $ 1,455,000    $ 4,156,286    ($1,700,000)  $ 2,456,286

5% CONVERTIBLE DEBT                                                                           $11,500,000   $11,500,000

OTHER LONG-TERM DEBT AND
CAPITALIZED LEASE OBLIGATION,
less current portion                              $    25,723                  $    25,723                  $    25,723
                                                  -----------   -----------    -----------    -----------   -----------

        Total liabilities                         $ 2,727,009   $ 1,455,000    $ 4,182,009    $ 9,800,000   $13,982,009

STOCKHOLDERS' EQUITY
Convertible preferred stock, $1 stated
value, 1,700,000
shares authorized, 0
shares issued and outstanding                     $         0                  $         0                  $         0
Common stock, $.03 par value,
15,000,000 shares authorized, 6,825,835
shares issued and outstanding                     $   204,775                  $   204,775                  $   204,775
Additional paid-in capital                        $ 3,755,012                  $ 3,755,012                  $ 3,755,012
Retained earnings                                 $ 1,036,165                  $ 1,036,165                  $ 1,036,165
                                                  -----------   -----------    -----------    -----------   -----------
         Total stockholders' equity               $ 4,995,952   $         0    $ 4,995,952    $         0   $ 4,995,952
                                                  -----------   -----------    -----------    -----------   -----------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                              $ 7,722,961   $ 1,455,000    $ 9,177,961    $ 9,800,000   $18,977,961
                                                  ===========   ===========    ===========    ===========   ===========

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(1)  Acquisition of NIK Assets

     On July 12, 1996, the Company acquired certain assets of the NIK Public Safety Product Line from Ivers- Lee Corporation (the "NIK Assets"). The purchase price of the acquisition was $2,400,000 in stock, plus $255,000 in costs incurred related to the purchase. The Company acquired inventory, receivables and certain intangibles. The total purchase price was allocated to the NIK Assets based on relative fair market values. Patents, trademarks and other intangibles will be amortized over their respective useful lives, which range from 5-25 years. The company's agreement with the seller provides that the Company will advance the seller $1,200,000 in cash at the closing which will be reimbursed to the Company if the Company is able to sell the stock, on behalf of the sellers of the NIK Assets, in the open market. The Company is not reflecting the stock as outstanding until it is sold in the open market.

(2)  Issuance of Convertible Debt

     On April 30, 1996, the Company issued 5% convertible notes whereby the Company received cash of $11,500,000. The cash was reduced by paying down the Company's credit facility by approximately $1,700,000, and paying debt-related costs of $850,000. The notes have an interest rate of 5% which equates to an interest cost of $575,000 annually, or $143,750 quarterly. In addition, deferred debt issue costs are being amortized over the term of the note, which is five years. The pro formas also reflect the reduction of historical interest expense of $246,091 and $70,811 for the year ended December 31, 1995 and for the three months ended March 31, 1996, respectively, relating to debt paid off from the proceeds of the issuance of the convertible debt.

(3)  Income Taxes

     The pro forma tax expense reflects the historical effective tax rates incurred by the Company for each respective period.

(4)  Earnings Per Share Calculation

     The convertible debt was determined not to be a common stock equivalent as of its issuance date for purposes of inclusion in the earnings per share calculations and is therefore not reflected as outstanding in the pro forma earnings per share calculation.

                                    BUSINESS
History

     The Company's predecessor was incorporated in January 1969, under the laws of the State of New York under the name American Body Armor & Equipment, Inc. (the "New York Corporation"). The Company was incorporated in October 1980, under the laws of the State of Florida, with the name of Armour of Fernandina Beach, Inc., as a separate but affiliated company to the New York Corporation, and commenced operating a manufacturing facility in Florida. In February 1983, the New York Corporation moved its operations to Florida, and effective January 1, 1984, the two companies were merged with the Company surviving and changing its name to American Body Armor & Equipment, Inc.

     In May 1992, the Company filed for relief under Chapter 11 of the United States Bankruptcy Code. The bankruptcy filing was the result of a general decline in the Company's operations, which included significant operating losses in 1989 and 1991, and the inability to collect a $1.5 million receivable related to the shipment of vests to a Middle East customer in April 1991. The Company emerged from Chapter 11 protection effective September 20, 1993, upon confirmation by the Bankruptcy Court of the Company's Plan of Reorganization.

     In January, 1996, the Company underwent a change in control in connection with the purchase by KFH and certain other investors (the "Investors") of all of the capital stock of the Company owned by Clark Schwebel, Inc. ("Clark-Schwebel"), a supplier of raw materials to the Company, and Hexcel Corporation as of January 18, 1996 (the "Purchase"). Prior to the closing of the Purchase (the "Closing"), at a meeting held on January 18, 1996, the then existing Board of Directors, which consisted of Jonathan M. Spiller, Julius Lasnick, Gardner F. Davis, John Innes and Robert Sullivan, authorized the officers of the Company to take such actions as the officers deemed necessary, prudent and appropriate to facilitate the Purchase by KFH and the Investors. Following such action, Messrs. Lasnick, Davis, Innes and Sullivan conditionally resigned from the Board of Directors, effective upon the Closing. Such resignations were conditioned upon the occurrence of the Closing. Contemporaneously with the tendering by Messrs. Lasnick, Davis, Innes and Sullivan of their conditional resignations, the Board of Directors appointed Warren B. Kanders, who was elected Chairman of the Board of Directors, Burtt R. Ehrlich and Nicholas Sokolow to the vacancies to be created by such resignations. Mr. Kanders is the sole shareholder and sole director of KFH. Upon assuming office, Messrs. Kanders, Ehrlich and Sokolow constituted a majority of the Board of Directors. Subsequent to the acquisition of shares in the Company by KFH and the private placement of the Notes, Thomas W. Strauss and Richard C. Bartlett were appointed to the Board of Directors.

     The shares of Common Stock of the Company acquired by KFH were paid for out of KFH's working capital funds. KFH acquired an aggregate of 2,880,217 shares of the Company's Common Stock and an aggregate of 1,131,075 shares of the Company's Old Preferred Stock, for an aggregate purchase price of $3,190,000, of which an aggregate of $2,340,000 was paid in cash. The remaining $850,000 of the purchase price was paid by promissory notes. To secure the payment of the promissory notes, KFH pledged to Springs Industries, Inc., the parent corporation of Clark Schwebel, 900,000 shares of the Company's Common Stock. Contemporaneously with the Purchase by KFH, Mr. Kanders individually acquired 28,141 shares of the Company's Common Stock. Mr. Kanders acquired an additional 1,000 shares of Common Stock upon the listing of the Company's Common Stock on the American Stock Exchange on March 18, 1996.


     Upon assuming their positions, the newly constituted Board of Directors of the Company elected to require the holders of the Company's Old Preferred Stock to convert such shares to Common Stock at 110% of the aggregate stated value of the Old Preferred Stock, at a conversion price of $.77 per share (fair market value as determined by an independent valuation firm), as required by the Company's Charter. All shares of the Company's Old Preferred Stock were deemed to have been converted upon such election by the Board of Directors.

     Following the Closing, and assuming the conversion of the shares of Old Preferred Stock owned by KFH, KFH and Mr. Kanders collectively owned 4,524,178 of the total outstanding shares of Common Stock of the Company, which holdings constituted approximately 66.4% of the total outstanding shares of Common Stock of the Company.

General

     Since its founding, the Company has been engaged in the development, manufacture and distribution of ballistic protective equipment. Such equipment includes bullet resistant and sharp instrument penetration resistant vests, bullet resistant blankets, bomb disposal suits and helmets, bomb protection and disposal equipment and load bearing vests. In addition to these products, the Company develops, manufactures and distributes other ballistic protection and security equipment, including explosive ordnance device ("EOD") handling and detection equipment, EOD suppression and disposal equipment, helmets, face masks, shields, hard armor ballistic plates, customized armor for vehicles and other custom armored products. See "Risk Factors- Products Liability."

     The Company's products are marketed to municipal, state, federal and foreign law enforcement agencies, private security entities, United States and foreign military organizations, and private individuals with security needs.

Products

Body Armor

     The Company manufactures two basic types of body armor: (i) concealable armor, which is generally intended to be worn beneath the user's clothing, and
(ii) tactical armor, which is worn externally and is designed to protect more coverage area and defeat higher level ballistic threats incorporating ballistic hard armor plates. Both types of armor are manufactured using multiple layers of an aramid or polyethylene ballistic fabric, stitched for integrity, covered and finally enclosed in an outer carrier. The Company's lines of ballistic protective vests each provide varying degrees of protection and are certified under federal guidelines established by the National Institute of Justice (the "NIJ"). All of the Company's body armor products sold in the United States are certified under the NIJ's Body Armor Standard 0101.03.


     The Company's concealable vests are contoured to closely fit the user's body shape. Most of the Company's concealable vests are sold with a shock plate, which is an insert designed to improve the protection of vital organs against sharp instrument attack and to provide enhanced blunt trauma protection. These vests may be supplemented with additional armor plates made of metal, ceramic or Comspec(Trademark), to withstand increased ballistic threat levels than the vest is otherwise designed to deter.

     The Company's tactical vests are designed to give maximum all around protection and incorporate additional coverage around the neck, shoulders and kidneys than that provided by the Company's concealable vests. A groin protector is often supplied as an accessory. These vests usually contain pockets to incorporate panels constructed from small high-alumina ceramic tiles or pressed polycarbonate Comspec(Trademark), which provides additional protection against rifle fire.

The Company's tactical vests are offered in a variety of styles, including tactical assault vests, tactical police jackets, floatation vests, high-coverage armor and flak jackets, each of which is manufactured to protect against varying degrees of ballistic threats.

Sharp Instrument Penetration Armor

     The Company manufactures knife resistant vests designed primarily for use by personnel in correctional facilities and other law enforcement employees who are exposed to threats from sharp instruments. These vests are constructed using an aramid ballistic fiber and titanium foil and are available in both concealable and tactical versions. In addition, these vests can be combined with ballistic armor configurations to provide combined ballistic resistant and sharp instrument penetration resistant protection.

Explosive Ordnance Disposal Equipment ("EOD")

     The Company manufactures and distributes a wide range of EOD disposal and handling equipment as well as distributing EOD detection equipment manufactured by a third party. This equipment includes bomb disposal suits, which are primarily constructed of an aramid ballistic fabric covered by a Nomex(Registered) brand fire-retardant cover. These suits cover the user's entire body (except hands) and include a fitted helmet that provides protection and communication capabilities. Other EOD equipment manufactured by the Company includes bomb protection blankets and letter bomb suppression pouches.

Hard Armor and Shields

     The Company manufactures a variety of hard armor and ballistic shields, which are manufactured using aramid ballistic fibers, polyethylene ballistic material, ballistic steel, ceramic tiles, ballistic glass or a combination of any one or more of these materials. These products include tactical face masks and helmets, Comspec(Trademark) shields, barrier shields and blankets as well as upgrade armor plates. Upgrade armor plates are designed to fit into pockets available on most ABA tactical vests. When used in conjunction with the ballistic vests, these plates provide additional ballistic protection against increased ballistic threats, including assault rifle ballistic protection.

Other Products

     Other specialty products manufactured by the Company include armored press vests, executive vests, raincoats and fireman turnout coats designed to provide various levels of ballistic protection.

     Other activities of the Company include the design and manufacture of specialty armor applications for vehicles and aircraft. Such applications include the manufacture of customized armored cars. In connection therewith, the Company purchases standard, readily available vehicles, strips them and reconstructs them with a bullet resistant steel plate, ballistic glass and other protective features. The orders for these vehicles come primarily from international customers. The Company custom manufactures patented, lightweight and removable, soft armor panels for aircraft of any dimension or configuration. These panels are designed to protect passengers in helicopters and fixed-wing aircraft from weapons fire from the ground. This armor meets or exceeds the ballistic requirements in NIJ Standard 0108.01 for Threat Level III- A. In addition, the Company also designs and manufactures armor used in stationary protection applications. Such armor can be custom designed for each individual application or provided as a "kit" that can be installed on-site anywhere in the world. The Company also has the exclusive rights in the United States to distribute Gallet(Registered) helmets, as well as the non-exclusive rights to distribute Scanna letter bomb detectors.

Manufacturing

     The Company manufactures substantially all of its bullet, bomb and projectile resistant garments and other ballistic protection devices. The primary raw materials used by the Company in manufacturing its ballistic resistant garments are Kevlar(Registered), a patented product of E.I. Du Pont de Nemours Co., Inc. ("Du Pont"), Twaron(Registered), a patented product of Akzo-Nobel, and SpectraShield(Registered), a patented product of Allied Signal, Inc. ("Allied Signal"). The Company purchases cloth woven of Kevlar(Registered) from a number of independent weaving companies located in the United States and abroad. See "Business-Raw Materials, Sources and Availability." Ballistic garment components, such as the front or back of a bullet-proof vest, are designed using a computer-aided design system which creates over 500 cutting patterns based upon size, shape and style. The woven fabric is then placed on tables and cut using electric knives in accordance with the component specifications set by the computer. The fabric is then stitched together with high tenacity thread. The various components of the garment are then sewn together to create the finished product.


     The Company's manufacturing techniques are not environmentally hazardous, and the Company believes it is currently in compliance with all applicable material environmental regulations.

Research and Development

     The Company continually develops new products to meet the demands of the marketplace. Customer needs, including specific use requirements and cost, drive the development process. The Company's product development process involves combining state-of- the-art ballistic fibers, cover materials and unique weaves with improved design and manufacturing processes to produce competitively priced products which provide the maximum comfort at the lowest possible weight, while meeting the customer's ballistic threat requirements. During the fiscal year ended December 31, 1995, the Company had expenditures related to new product development and testing of $444,118, as compared with $263,596 during the fiscal year ended December 31, 1994.

Raw Materials, Sources and Availability

     The primary raw materials used by the Company in manufacturing ballistic resistant garments are aramid ballistic fibers and polyethylene ballistic materials, including Kevlar(Registered), Twaron(Registered) and SpectraShield(Registered). Du Pont and a European licensee of Du Pont are currently the only producers of Kevlar(Registered). The Company purchases cloth woven out of aramid yarn from a number of independent weaving companies, including Clark Schwebel, a former holder of 45.8% of the Company's capital stock, each of which account for more than 10% of the Company's requirements of Kevlar(Registered). The Company has begun to use SpectraShield(Registered), a patented product of Allied Signal, as a new, alternative ballistic-resistant fabric to reduce its dependence on Kevlar(Registered). SpectraShield(Registered) has been used in combination with Kevlar(Registered) in approximately 20% of all vests sold by the Company. SpectraShield(Registered) is not, however expected to become a complete substitute for in the near future due to the fabric's physical characteristics. In the opinion of management, the Company enjoys a good relationship with its suppliers, including Clark Schwebel, Du Pont, Akzo-Nobel and Allied Signal and would not experience significant delays in the delivery of its products if Kevlar(Registered) cloth or any other raw material from any one of these mills were to become unavailable. Kevlar(Registered), the Company's most important raw material, is not a scarce resource and there are adequate supplies of Kevlar(Registered) to meet the Company's needs. If, however, Du Pont or its European licensee were to cease, for any reason, to manufacture and distribute Kevlar(Registered), the Company would be required to utilize other fabrics, which although readily available, may require the Company to modify the specifications of its products. Until the Company selected an alternative fabric and such specifications were modified, its operations would be severely curtailed and the Company's financial condition and operations would be adversely affected.


     The ballistic materials and the fiber weaving services required by the Company are readily available from a number of suppliers worldwide. There are many suppliers available to the Company worldwide that ensure, in the opinion of management, adequate supplies of the necessary ballistic and fiber materials to meet the Company's needs.

     The Company purchases other raw materials used in the manufacture of its products, such as ceramic tile, ballistic steel and cover materials, from a variety of sources. The Company believes additional sources of supply of these materials are readily available.

Customers

     The Company's products are sold nationally and internationally, primarily to law enforcement agencies and the military. Sales to domestic law enforcement agencies, including police departments, state correctional facilities, highway patrols and sheriffs' departments, comprise the largest portion of the Company's business.

     Sales to the United States federal law enforcement and military branches, including federal correctional facilities, also comprise a significant portion of the Company's business. See "Risk Factors-Concentration of Business Activities; Reliance Upon Governmental Spending."

     Sales to international customers are made primarily to military and law enforcement agencies. International sales are primarily made on terms requiring ABA to receive payment in advance of shipment or payment through a letter of credit confirmed by a major United States bank. All sales are made under terms requiring payment in United States currency. See "Risk Factors-International Sales".

     During 1995, the Company had no sales to individual customers which exceeded 10% of total sales. See "Risk Factors-Concentration of Business Activities; Reliance Upon Governmental Spending".

Marketing and Distribution

     The Company's distribution network consists of independent domestic distributors and independent international agents, who in turn re-sell the products to the end user. In certain rare situations, the Company sells directly to end users. The Company has many independent domestic distributor locations as well as many independent international agent representatives.

     The Company employs regional sales managers who are responsible for marketing the Company's products to domestic distributors and law enforcement agencies in the United States. These regional sales managers are responsible for calling upon the individuals within the distributor organization or agency who are responsible for making purchasing decisions in order to provide product demonstrations and information, including specifications, concerning the

Company's products. These regional sales managers employed by the Company are compensated on a salary plus commission basis with commission amounts subject to review based upon the profitability of the contract.

     The Company's primary marketing emphasis is on the development of relationships with key distributors and agents in order to improve the quality of the distribution network. In conjunction with this effort, the Company may work on joint marketing efforts with distributors for special promotions and direct mailings. The Company's national advertising is generally targeted toward increased name recognition and new product introduction, primarily for domestic law enforcement agencies. This form of advertising consists of advertisements in law enforcement trade magazines and attendance at trade shows. During the fiscal years ended December 31, 1995 and 1994, advertising and marketing expenditures were approximately $240,000 and $200,000, respectively.

Backlog

     The Company's backlog of orders consists of orders received but not yet manufactured. In the case of orders from new customers or international customers, such backlog includes only orders where management believes an acceptable assurance of payment has been received. Such assurance is normally in the form of a substantial prepayment prior to placing the order into production along with payment of the remaining balance prior to shipment, or a confirmed letter of credit or other acceptable form of bank guarantee of payment.

     As of December 31, 1995, the Company had an estimated backlog of $3,058,000, as compared to $1,205,000 as of December 31, 1994. As of May 5, 1996, the Company had an estimated backlog of $1,102,576. Management believes that a backlog of approximately four weeks production provides for reasonable production scheduling. The Company may reduce or increase production in the future as a result of changes in the level or mix of backlog.

Government and Industry Regulations and Standards

     The bullet, sharp instrument penetration and bomb resistant garments and accessories manufactured and sold by the Company are not currently subject to government regulations. However, law enforcement agencies and the military publish invitations for bidding which specify certain standards of performance which bidders' products must meet. The National Institute of Justice (the "NIJ"), under the auspices of the United States Department of Justice, has issued a voluntary ballistic standard (NIJ 0101.03) for bullet resistant vests. The Company regularly submits its vests to independent laboratories for ballistic testing under this voluntary ballistic standard. In addition, such garments and enclosures are regularly submitted by the Company for rating by independent laboratories in accordance with a test commonly referred to as V50. This test involves exposing the tested item to projectiles at increasing velocity until 50% of the fragments penetrate the tested item. The tested item is then given a velocity rating which may be used by prospective purchasers in assessing the suitability of the Company's products for a particular application. See "Risk Factors-Products Liability".

     The Company's products utilize different "applications" or combinations of material to produce equipment which provides protection against fragments or gunshots fired from a variety of firearms at each "Threat Level," as defined by NIJ's Standard 0101.03 ("Threat Levels"). The NIJ conducts a series of tests designed to verify that armor used by domestic law enforcement officers meets a designated standard of protection. The NIJ certification protocol requires, among other things, that there be no projectile or fragment penetration through an armored vest. In addition, the NIJ certification protocol limits the amount of back face deformation, or blunt trauma, that can be inflicted upon the armored vest wearer. NIJ Standard 0101.03 describes the procedure for ballistic testing of body armor products and specifies seven Threat Levels for which body armor products may be certified. The test consists of firing bullets at a specimen vest or garment strapped to a block of clay with a density resembling that of the human body. Six shots are required to be fired, four at a 90 degree orientation, and two at opposing 30-degree orientations. Afterward, the vest is inspected to determine whether any of the bullets pierced the armor. In addition, the indentations in the clay backing are measured to determine the likelihood of blunt trauma injury. The depth of the deformation in the clay may not exceed 1.73 inches (44mm). The protocol also requires that vests be tested under both wet and dry conditions.

     The following are the seven Threat Levels defined by the NIJ.

     1. Level I: Protects against .22 Long Rifle High Velocity Lead Bullets, with nominal masses of 40 grains impacting at a velocity of 1,050 feet per second or less and .38 special round nose lead bullets, with nominal masses of 158 grains impacting at a velocity of 850 feet per second or less. In addition, Level I provides protection against most handgun rounds in calibers of .25 and .32. The NIJ deems Level I to be the minimum level of protection that should be afforded to law enforcement officers.

     2. Level II-A: Protects against .357 Magnum jacketed soft point bullets, with nominal masses of 158 grains impacting at a velocity of 1,250 feet per second or less, and 9mm full metal jacketed bullets, with nominal masses of 124 grains impacting at a velocity of 1,090 feet per second or less. Level II-A also provides protection against threats such as .45 Automatic, .38 Special + P and some other factory loads in caliber .357 Magnum and 9mm, as well as all Level I threats.

     3. Level II: Protects against .357 Magnum jacketed soft point bullets, with nominal masses of 158 grains impacting at a velocity of 1,395 feet per second or less, and 9mm full metal jacketed bullets, with nominal masses of 124 grains impacting at a velocity of 1,175 feet per second or less. Level II also provides protection against most other factory loads in caliber .357 Magnum and 9mm, as well as against Levels I and II-A threats.


     4. Level III-A: Protects against .44 Magnum, lead semi-wadcutter bullets with gas check, nominal masses of 240 grains impacting at a velocity of 1,400 feet per second or less and 9mm full metal jacketed bullets, with nominal masses of 124 grains impacting at a velocity of 1,400 feet per second or less. Level III-A also provides protection against most handgun threats, as well as against Levels I, II-A, and II threats. This is the highest level of protection available in a soft body armor application. It is generally not used for routine wear, unless a specific threat warrants it.

     5. Level III: Protects against 7.62mm metal jacketed bullets (U.S. military designation M80), with nominal masses of 150 grains impacting at a velocity of 2,750 feet per second or less. Level III also provides protection against such threats as the .223 Remington (5.56 mm FMJ) 30 cal. Carbine FMJ and 12 gauge rifled slug, as well as against the threats presented by Levels I, II-A, II and III-A.

     6. Level IV: Protects against .30 caliber armor-piercing bullets (U.S. military designation APM2), with nominal masses of 166 grains impacting at a velocity of 2,850 feet per second or less. Level IV also provides at least single hit protection for threats described in Levels I, II-A, II, III-A and
III. Vests that provide Level III and Level IV protection are usually used only in tactical situations.

     7. Special Type: A purchaser having special requirements for protection level other than those described above may specify the number of tests rounds and minimum impact velocities to be used.

     Threat Levels are defined in recognition of the trade-off between protection and wearability. The weight and bulk of body armor are generally proportioned to the protection it provides. The Threat Level protection that a police officer will desire in a vest is determined by the types of threats he will face on the streets, including the officer's own weapon, should it be used against the officer. As criminals continue to use heavier weapons, officers will require protection at a higher Threat Level. The Company believes that police department or other purchasers will seek vests that provide an adequate level of protection without being so heavy and uncomfortable that the user is discouraged from wearing it.

     The Company's management believes that it has created a competitive advantage in "wearability." Wearability tests conducted by the Company have convinced management that the Company's vests are more comfortable to wear, fit better and can be worn for longer periods of time than similar products from competitors. Management believes that the Company's products offer higher protection at lower weight and bulk. The Company also offers designs that provide greater vital-area coverage than other equipment on the market. The Company custom manufactures each vest to specific measurements of individual wearers. At least seven different body measurements are taken, after which the basic design is then further modified by weight, height and sex of the prospective wearer.

Patent Protection and Proprietary Information

     The Company relies on trade secrets, proprietary know-how and continuing technological innovation (collectively, the "Proprietary Information") to develop and maintain its competitive position. There can be no assurance that the Company's reliance on the Proprietary Information will protect the Company from competing technology or that, insofar as it relies on trade secrets and unpatented know-how, others will not independently develop similar technology or secrecy will not be breached. See "Risk Factors-Patent Protection and Proprietary Information".

Competition

     The ballistic resistant garment business is highly competitive. In the United States law enforcement, government and military markets, the Company has three major competitors. Financial information on these competitors is relatively scarce. The Company believes that the principal elements of competition in the sale of ballistic resistant garments are price and quality. In the law enforcement and military markets, the Company occasionally bids for orders in response to invitations for bidding which set forth product performance specifications. The Company believes that its products are priced competitively and that the quality of its products is competitive with products manufactured by other companies having similar ballistic capabilities. In the international market, the Company's competition consists primarily of its larger American competitors as well as two large international companies and, depending upon the market, smaller local manufacturers. In certain international markets, the Company's ability to be competitive is adversely affected by import duties imposed on its products. See "Risk Factors-Competition/Technical Obsolescence."

Employees

     As of December 31, 1995, the Company had 131 employees, 4 of whom were executive officers of the Company. Of the remaining employees, 9 were office personnel, 104 were employed in manufacturing, quality assurance, research and development, purchasing, shipping and warehousing and 14 were sales personnel. As of December 31, 1994, the total number of employees of the Company was 114. The increase of 17 employees between 1994 and 1995 was due primarily to an increase in manufacturing personnel.

Possible Future Acquisitions and Investments

     The Company intends to diversify and expand its business operations through the possible acquisition of one or more operating companies, which may or may not be related to its current businesses, and is actively seeking to acquire additional operating companies or interests therein. In furtherance of this strategy, the Company may consider a public offering of its shares or an acquisition or merger with a company that has a public trading market for its securities. Other than the NIK Acquisition, the Company has no specific plans, arrangements, understandings or commitments with respect to any such acquisition at the present time, and it is uncertain as to when or if any acquisition will be made. See "Risk Factors-Rapid Growth Through Acquisitions".

Liquidity and Capital Resources

     The Company's principal sources of working capital during the fiscal year ended December 31, 1995 were bank borrowings from LaSalle Business Credit, Inc. ("LaSalle") and trade credit. As of June 30, 1996, the LaSalle credit facility was reduced to a zero balance with the proceeds from the Notes and was terminated.

     On April 30, 1996, the Company completed a private placement of the Notes pursuant to which $11,500,000 aggregate principal amount of Notes were sold by the Company solely to accredited investors pursuant to the Convertible Subordinated Note Purchase Agreement. The following description of the Note offering, the Convertible Subordinated Note Purchase Agreement and the Notes is not intended to be complete and is qualified in its entirety by the complete texts of the form of Convertible Subordinated Note Purchase Agreement and the form of Note.

     The Notes bear interest at 5% per annum, mature on April 30, 2001, and are subordinated to all existing and future Senior Indebtedness of the Company, as defined and as more fully set forth in the Convertible Subordinated Note Purchase Agreement. In addition, the Notes may be convertible into shares of Common Stock of the Company at the option of the holder thereof at any time prior to the maturity date at a conversion price of $5.00 per share, subject to adjustment as set forth in the Convertible Subordinated Note Purchase Agreement. The Shares being registered hereunder include the shares underlying the Notes.

     The Company may redeem the Notes at par at any time two years after issuance, or at any time after their issuance if the closing price of the Common Stock exceeds $7.50 per share for 10 consecutive trading days and the shares of Common Stock underlying the Notes have been registered under the Securities Act. In the event the Company elects to redeem the Notes, the Holders of the Notes will have the option to convert the Notes into shares of the Company's Common Stock at a conversion price of $5.00 per share prior to such redemption, subject to adjustment as set forth in the Convertible Subordinated Note Purchase Agreement.

Personal Liability and Indemnification of Directors and Officers

     The Company's Charter includes provisions that limit the liability of the Company's directors. As permitted under the Florida Business Corporation Act, directors of the Company will not be liable to the Company or its shareholders for monetary damages arising from a breach of their fiduciary duty of care as directors, including such conduct during a merger or tender offer. Such limitations will not, however, affect liability for any breach of a director's duty of loyalty to the Company or its shareholders, including approval by the director of any transaction from which he derives an improper personal benefit, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or for the payment of dividends in violation of Florida law. Such limitation of liability also will not affect the availability of equitable remedies such as injunctive relief or rescission, nor will it have any effect on claims arising under the federal securities laws. These limitations may limit the ability of shareholders of the Company to sustain a cause of action against the Company's directors based on grossly negligent business decisions, including those relating to attempts to change control of the Company. The Company's Amended and Restated Bylaws (the "Bylaws") provide for indemnification by the Company of its directors and officers to the fullest extent permitted by Florida law. The Company has obtained directors' and officers' insurance for the Company's directors and officers. In cases of large damage awards and nonexistent or inadequate insurance, the indemnification provisions contained in the Company's Bylaws may require the Company to make payments to its officers and directors sufficiently large to impair the Company's financial condition or a shareholder's investment and/or reduce stockholder's equity.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   PROPERTIES

     The Company occupies a 50,000 square foot office, sales, manufacturing and warehouse facility in Nassau County, Florida. This facility has been utilized as the Company's primary manufacturing facility and headquarters since 1987. As a result of a sale leaseback transaction, the Company has leased this facility since July 1989. The Company's current lease is for a six year term ending April 30, 1999, at an annual base rental of $110,000 (plus annual inflationary escalations). The lease provides the Company with options to extend the lease for two additional five year terms at prevailing market rental rates; however, to the extent the Company makes certain improvements to the facility, the Company may elect to extend the lease at the present rental rate. In addition, the lease requires the Company to pay all utilities and maintenance expenses incurred in connection with the premises, as well as all real estate taxes, insurance, water and sewer charges. The Company believes that it has adequate insurance coverage for this property and its contents.

                              PLAN OF DISTRIBUTION

     The sale of the Shares by the Selling Shareholders may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Shareholders) on the American Stock Exchange or on such other market as the Company's Common Stock may then be trading, in negotiated transactions, a combination of such methods of sale, or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

     Selling Shareholders may effect such transactions by selling their Shares of Common Stock directly to purchasers, through broker-dealers acting as agents for the Selling Shareholders, or to broker-dealers who may purchase shares as principals and thereafter sell the Shares from time to time on the American Stock Exchange or on such other market as the Company's Common Stock may then be trading, in negotiated transactions, or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

     The Selling Shareholders and broker-dealers, if any, acting in connection with such sale might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act.

     The Selling Shareholders, other than KFH, David Ehrlich, Julie Ehrlich, S.T. Investors Fund, LLC, Anastassia Sokolow, Dimitri Sokolow, Lydia Sokolow and Marie Sokolow, entered into the Convertible Subordinated Note Purchase Agreement with the Company, which provides for the registration of the shares of Common Stock under the Securities Act and the blue sky laws of the several states. Pursuant to the Convertible Subordinated Note Purchase Agreement, the Company is required to bear the cost of such registration and indemnify, among others, the Selling Shareholders against certain liabilities, including those under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted pursuant to the above-described agreements or otherwise to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the SEC, such indemnification is against public policy expressed in the Securities Act and is therefore unenforceable.


                                  LEGAL MATTERS

     The validity of the securities offered hereby has been passed upon for the Company by Kane Kessler, P.C., 1350 Avenue of the Americas, New York, New York 10019.

                                     EXPERTS

     The financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C., its Registration Statement No. _____ under the Securities Act of 1933, as amended, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement and the exhibits thereto. For further information with respect to the Company and the Shares offered hereby, reference is made to such Registration Statement and exhibits, which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of charges prescribed by the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified all respects by such reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         Item                                                        Amount
         ----                                                        ------

         Securities and Exchange Commission filing fee......     $10,840.07
         Blue Sky fees and expenses.........................              *
         Printing and engraving costs.......................              *
         Legal fees and expenses............................     $50,000.00
         Accounting fees and expenses.......................     $20,000.00
         Transfer agent and registrar's fees ...............      $2,500.00
         Miscellaneous .....................................      $1,000.00

                  TOTAL.....................................              *

- ------------------------

*  To be provided by amendment.

Item 15. Indemnification of Directors and Officers.

     The Company's Charter includes provisions that limit the liability of the Company's directors. As permitted under the Florida Business Corporation Act, directors of the Company will not be liable to the Company or its shareholders for monetary damages arising from a breach of their fiduciary duty of care as directors, including such conduct during a merger or tender offer. Such limitations will not, however, affect liability for any breach of a director's duty of loyalty to the Company or its shareholders, including approval by the director of any transaction from which he derives an improper personal benefit, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or for the payment of dividends in violation of Florida law. Such limitation of liability also will not affect the availability of equitable remedies such as injunctive relief of rescission, nor will it have any effect on claims arising under the federal securities laws. These limitations may limit the ability of shareholders of the Company to sustain a cause of action against the Company's directors based on grossly negligent business decisions, including those relating to attempts to change control of the Company. The Company's Bylaws provide for indemnification by the Company of its directors and officers to the fullest extent permitted by Florida law. The Company has obtained directors' and officers' insurance for the Company's directors and officers. In cases of large damage awards and nonexistent or inadequate insurance, the indemnification provisions contained in the Company's Bylaws may require the Company to make payments to its officers and directors sufficiently large to impair the Company's financial condition or a shareholder's investment and/or reduce stockholder's equity.

Item 16. Exhibits.

     The following table lists all exhibits to the Registration Statement as amended hereby. Substantially all such exhibits are incorporated herein by reference to registration statements, reports, and amendments thereof previously filed by the Registrant, as more fully set forth below. Documents filed herewith, if any, are marked with an asterisk (*). Documents incorporated by reference are marked with two asterisks (**). Documents to be filed by amendment to this Registration Statement, if any, are marked with three asterisks (***).

Exhibit
  No.             Description
- -------           -----------

2.1** Order confirming Debtor's Third Amended and Restated Plan of Reorganization with the Third Amended and Restated Plan of Reorganization attached thereto (filed as Exhibit 2 to Form 8-K, Current Report of the Company, dated October 1, 1993 and incorporated herein by reference).

3.1** Articles of Restatement of Articles of Incorporation of American Body Armor & Equipment, Inc. (with the Amended and Restated Articles of Incorporation of American Body Armor & Equipment, Inc. attached thereto) (filed as Exhibit 3 to Form 8-K, Current Report of the Company, dated October 1, 1993 and incorporated herein by reference).

3.2** Amended and Restated Bylaws of American Body Armor & Equipment, Inc., as amended on May 13, 1996 (filed as Exhibit 3.1 to Form 8-K, Current Report of the Company, dated May 14, 1996 and incorporated herein by reference).

5.1***    Opinion of Kane Kessler, P.C., including consent.

13.1** Annual Report on Form 10-KSB (as amended on Form 10-KSB/A-1 on April 29, 1996) for the fiscal year ended December 31, 1995.

13.2** Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 1996.

20.1** 1996 Definitive Proxy Statement with respect to the Company's 1996 Annual Meeting of Shareholders, to be held July 16, 1996, (as filed with the Securities and Exchange Commission on July 1, 1996 and incorporated herein by reference).

23.1***   Consent of Kane Kessler, P.C. (included in Exhibit 5.1).

23.2*     Consent of Deloitte & Touche LLP.

24.1*     Power of Attorney (included on signature page).

99.1**    Current Report on Form 8-K dated February 1, 1996.


99.2**    Registration Statement on Form 8-A, filed on March 13, 1996.

99.3**    Current Report on Form 8-K dated May 14, 1996.

99.4* Asset Purchase Agreement, dated as of July 2, 1996, by and among American Body Armor & Equipment, Inc., NIK Public Safety, Inc., Ivers-Lee Corporation and LFC No. 46 Corp.

     *    Filed herewith.

     **   Incorporated herein by reference.

     ***  To be filed by amendment to this Registration Statement.

Item 17. Undertakings

     The Company hereby undertakes as follows:

     1. The Company shall file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

     (a) Include any prospectus required by Section 10(a)(3) of the Securities Act;

     (b) Reflect in the prospectus any facts or events which individually or together, represent fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement; and

     (c) Include any additional or changed material information on the plan of distribution.

     2. The Company shall, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3. The Company shall file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     4. (a) Insofar as indemnification for liabilities arising under the

Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     (b) In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has fully caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Yulee, State of Florida on the 19th day of July, 1996.

                                      AMERICAN BODY ARMOR & EQUIPMENT, INC.



                                      By:/s/ Jonathan M. Spiller
                                         -------------------------------------
                                         Jonathan M. Spiller
                                         President and Chief Executive Officer


     Each of the undersigned officers and directors of American Body Armor & Equipment, Inc. hereby severally constitutes and appoints Warren B. Kanders and Jonathan M. Spiller, and each of them, as attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any amendments to this Registration Statement (including post-effective amendments), and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact, or any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                Title                                     Date
- ---------                -----                                     ----

/s/ Warren B. Kanders    Chairman of the Board of Directors        July 19, 1996
- -----------------------
Warren B. Kanders


/s/Jonathan M. Spiller   President, Chief Executive Officer and    July 19, 1996
- -----------------------  Director (Principal Executive Officer)
Jonathan M. Spiller



/s/ Carol T. Burke       Vice President, Finance and Secretary     July 19, 1996
- -----------------------  (Principal Accounting Officer)
Carol T. Burke


/s/ Burtt R. Ehrlich     Director                                  July 19, 1996
- -----------------------
Burtt R. Ehrlich


/s/ Nicholas Sokolow     Director                                  July 19, 1996
- -----------------------
Nicholas Sokolow


/s/ Thomas W. Strauss    Director                                  July 19, 1996
- -----------------------
Thomas W. Strauss


/s/ Richard C. Bartlett  Director                                  July 19, 1996
- -----------------------
Richard C. Bartlett

                                  EXHIBIT INDEX

     The following Exhibits are filed herewith:


       Exhibit No.        Description                                       Page
       -----------        -----------                                       ----

          23.2            Consent of Deloitte & Touche LLP.

          24.1 Power of Attorney (included on signature page).

          99.4 Asset Purchase Agreement, dated as of July 2, 1996, by and among American Body
                          Armor & Equipment, Inc., NIK Public
                          Safety, Inc., Ivers-Lee Corporation and LFC
                          No. 46 Corp.